1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; NYSE American ITRG
December 3, 2020	www.integraresources.com

INTEGRA ENGAGES MINE DEVELOPMENT ASSOCIATES AS LEAD ENGINEERING FIRM TO MANAGE THE DELAMAR PROJECT 2021 PRE-FEASIBILITY STUDY AND ANNOUNCES RECENT APPOINTMENTS

  Mine Development Associates, a division of RESPEC, appointed as lead engineering firm for the 2021 DeLamar Pre-Feasibility Study
  PFS will examine potential for larger production scenarios than were outlined in the 2019 DeLamar Project Preliminary Economic Assessment (the "PEA")
  PFS, to be delivered in Q4 2021, is fully financed by the current Integra treasury of C$ 42 M
  90% of the current DeLamar resources are in a Measured and Indicated category, therefore no further resource conversion drilling and related expenditures are expected in 2021 in support of the PFS
  PFS sourcing and procurement practices will focus on an "Idaho-First" approach, favouring procurement from within the state

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR ; NYSE American: ITRG) is pleased to announce the engagement of Mine Development Associates, a division of RESPEC ("MDA") as the lead consultant for the Pre-Feasibility Study (the "PFS") at the DeLamar Gold-Silver Project in southwest Idaho.

George Salamis, President and CEO, commented: "The upcoming DeLamar Project Pre-Feasibility Study will be based on similar parameters that led to the robust 2019 Preliminary Economic Study, demonstrating a baseline of gold and silver production to come from the heap-leaching of oxide and transitional gold and silver mineralization from the Florida Mountain and DeLamar Deposits. Last year's PEA also contemplated a measure of sulphide mineralization processing in a 2,000 tonne per day milling scenario, to compliment low-grade heap-leaching. The upcoming PFS will be examining the potential for larger milling options to process and recover more gold and silver from sulphide mineralization, potentially leading to higher overall gold and silver production rates than those outlined in the 2019 PEA.  As more than 90% of the current resource at DeLamar is in the Measured and Indicated category, the Company will not be required to deplete its treasury with costly resource-definition drilling in preparation for the 2021 Pre-feasibility Study.  The 2019 PEA envisaged an average annual production of 124,000 ozs per year gold equivalent, from two open pits on the project. The 2019 PEA also produced an After-tax NPV (5%) of US$358 million and 43% After-Tax IRR at US$1350/oz Au and US$16.90 /oz Ag with a AISC of US$742/oz on an AuEq co-product basis."  Mr. Salamis added, "As of our last reporting period, the Company's treasury totalled C$ 42 million and thus we are fully financed to complete this study in 2021. As the Company works to establish formal sourcing and procurement best practices, the equipment and consumables for the PFS will be sourced using an "Idaho-First" methodology, meaning procurement options will be prioritized on sourcing from within the State of Idaho, and specifically from within Owyhee County where possible. Hiring personnel for the Project has been and will continue to be locally prioritized.  We look forward to the formal start of the PFS as it represents an exciting next step in the evolution and de-risking of the DeLamar Project."

As lead consultant for the PFS, MDA will be responsible for resource and reserve calculations, geology, open pit mine design, site infrastructure design including waste rock piles and haul roads, mine scheduling, capital and operating cost estimation, and execution planning.  Tom Dyer of MDA, the lead project manager for the PFS, will be coordinating contractor engagement with a strong focus on local procurement, service providers, and employment. Working in coordination with MDA, Integra has selected M3 Engineering and Technology for process facilities design, access and power infrastructure design.  Welsh Hagen have been retained for the design of the tailing management facility and the heap leach pad design, and McClelland Laboratories will continue to handle all metallurgical test work. As part of Integra's commitment to responsible modern mining that prioritizes environmental stewardship, Warm Springs Consulting of Boise, Idaho, has been retained to undertake trade-off studies that evaluate the integration of several sustainable and regenerative systems into the PFS.

Over the course of 2020, several pre-feasibility-level and environmental baseline studies have been underway at the DeLamar Project, including geomechanical drilling and testwork for pit slope design and stability. Tetra Tech, out of its local office in Boise, Idaho, is the lead consultant for surface water sampling and analysis as well as hydrogeological studies in support of groundwater well drilling oversight and installation that was completed in Q4. Environment & Health experts from Ramboll's Boise, Idaho, office have been overseeing the collection of meteorological data at the DeLamar site since construction of the meteorological tower was completed in early August 2020. SRK Consulting (US), Inc., out of Reno, NV, has been selected to initiate the baseline geochemical studies in Q4 of 2020 with Q1 of 2021 being targeted for sample selection and testing.

The PFS is projected to take approximately 10 months to complete, with results currently expected in the 4th quarter of 2021.

Recent Appointments

The Company is pleased to announce the appointment of Josh Serfass to Executive Vice President, Corporate Development and Investors Relations. Mr. Serfass is responsible for leading the Company's marketing and investor relations activities. The Company also announces the appointment of Mark Stockton to the position of Vice President, Corporate Affairs and Sustainability. Mr. Stockton will be responsible for leading the development and implementation of Integra's corporate affairs and ESG (Environment Social Governance) strategy and programs.

The Company has also significantly expanded its Boise team in 2020 with the important additions of Robert Mullener as Permitting Manager, Michael Spicher as Engineering Manager, Christopher Longton as Senior Exploration Manager, and Jared Blake as Site Controller.  These recent hires bring significant Western U.S. mining experience, and will play critical roles as the DeLamar Project advances towards PFS.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Tim Arnold (PE, SME), Integra's Chief Operating Officer, of Reno, Nevada, and is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA.  Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1-604-416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the impact of COVID-19 on the timing of exploration and development work;  the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.